April 22, 2009

Mail Stop 3561

Michael Nugent
Chief Executive Officer
Roadships Holdings, Inc.
1451 West Cypress Creek Road, Suite 300
Fort Lauderdale, FL 33309

RE: Roadships Holdings, Inc.
        File No. 333-141907
        Form 8-K: Filed March 6, 2009

Dear Mr. Nugent:

        We have completed our review of your Form 8-K and have no further comments at this time.

                                        Sincerely,

                                        Patrick Kuhn
                                        Staff Accountant